UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

                            Under Section 12 (b) or (g)
                        of the Securities Exchange Act of 1934

                              Stratcomm Media, Ltd.

                          ---------------------------------
                   (Name of Small Business issuer in its Charter)


                  Yukon                                        59-3131730
                  --------                                  ---------------
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)


              1947 Lee Road

            Winter Park, FL                                        32789
           ---------------------                                 --------
(Address of Principal Executive Offices)                        (Zip Code)


                           Issuer's Telephone Number:

                                 (407) 628-5700

                   Securities to be registered pursuant to Section 12 (b) of the
                           Act:

                                      None

                     Securities to be  registered  pursuant to Section 12 (g) of the Act:

                          Common Stock, no par value per share
                   -------------------------------------------------
                                (Title of Class)


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                          TABLE OF CONTENTS



ITEM 1.  DESCRIPTION OF BUSINESS

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

ITEM 3.  DESCRIPTION OF PROPERTY

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.  EXECUTIVE COMPENSATION

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.  LEGAL PROCEEDINGS

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11. DESCRIPTION OF SECURITIES

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 14. FINANCIAL STATEMENTS AND EXHIBITS



ITEM 1.  DESCRIPTION OF BUSINESS

(a)               Business Development

                  Stratcomm Media Ltd. (the "Company") is a Yukon Corporation founded in 1984, that has, over the past 15 years, published 12 different publications all focusing on publicly traded companies or companies in the process of going public.

                  The Company and its subsidiaries are engaged in the business of public relations and publishing. The Company provides clients with a fully comprehensive public relations program that includes promoting the client to financial and investment professionals as well as members of the investing public through numerous promotional articles, investor information publications and other communication media.

(b)               Business of the Issuer


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                  (1)      Principal Products and Services and their Markets

                  The Company operates through a Canadian and U.S. holding company and five operating subsidiaries. Over the past five years, the specific functions by each of the companies has shifted to some degree, however, a summary of the corporate group is generally as follows:

                  Stratcomm Media Ltd.

     o Incorporated on February 1984 in the Province of British Columbia under the name Contender Resources Ltd. The name was changed twice: on August 29, 1986 to Strategic Communications Ltd. and on July 5, 1991 to the present name. Stratcomm Media
        Ltd. continued from British Columbia to the Yukon on November 12, 1997.

     o The sole purpose of Stratcomm Media, Ltd. is to be the publicly traded holding company of the companies comprising the Stratcomm Media Group.

     o Stratcomm Media USA Inc. is owned 100% by Stratcomm Media Ltd. The other five companies in the group are owned 100% by Stratcomm Media
        USA Inc.

                  Stratcomm Media USA Inc.

    o Incorporated on April 27, 1992 in the state of Florida.

    o The sole purpose of this company is to be the United States holding company of the operating companies within the Stratcomm Media Group.

                  Gulf/Atlantic Publishing, Inc.

    o Incorporated on November 23, 1992 in the state of Florida.

    o It is the investor information publisher of MoneyWorld, a 40 page magazine carrying promotional articles with a monthly distribution averaging 100,000 including 13,000 paid subscribers.

    o It publishes RumorMill, a brief report faxed up to 1,000 subscribers from time to time.

    o It publishes the Financial Sentinel, a monthly financial tabloid with a monthly distribution of 100,000 including 27,000 paid subscribers.

                  Arrow Marketing, Inc.

    o Incorporated on November 23, 1992 in the state of Florida.

    o Arrow Marketing develops and disseminates due diligence packages directed to stockbrokers in the United States.

    o Arrow assists in the development of press releases to financial editors and computer generated graphics for client literature.

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

    o All content is prepared based on information provided by the client. The client approves of all disclosure and warrants as to its accuracy and completeness.

                  Applied List Management, Inc.

    o Incorporated on November 23, 1992 in the state of Florida.

    o Applied List maintains a database of approximately 5 million persons in the United States who we believe would be interested in receiving information about our clients.

    o It also rents lists from other publications to augment its database.

    o It rents portions of its database to investor newspapers and magazines, financial advisors, mutual funds, newsletters and brokerage houses.

                  Altamonte Printing, Inc.

    o Acquired by the Company on July 1, 1998.

    o Altamonte Printing is a full service printing and mail house operation.

    o Mr. Robert Lewis, former owner of Altamonte Printing, was named president of this subsidiary by the Company's Board of Directors on September 11, 1998. Mr. Lewis has also signed a three-year employment agreement.

                  Rainbow Communications, Inc.

    oIncorporated on August 14, 1998 in the state of Florida.

    oRainbow Communications provides public relations services to publicly traded companies and companies in the process of becoming publicly traded. It develops public relations campaigns to heighten the awareness of its clients in the investment community.

    oInturn, this subsidiary subcontracts with other companies within the Stratcomm Media Group and with external companies for certain services such as mass printing and bulk mailing services.

                  Publications

             The Company's main business is in the development of financial publications. The totality of all the subsidiaries work together to publish the following instruments:

    o Bullet Sheet - a Bullet Sheet with all pertinent facts about the client is prepared and sent to every broker who expresses interest in the stock of one of our clients.

    o Confidential Fax Alert - a newsletter is created featuring the client and it is faxed to over 5,000 financial professionals who have previously indicated to us that they desire information about companies trading on the over the counter bulletin board. The Fax Alert is sent out for the client once during the course of the marketing campaign.


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

    o MoneyWorld Magazine - a high-gloss, full-color publication containing stock market information and client company promotional articles. Issues are restricted to 40 pages and, if additional information is relevant, then multiple editions are distributed to the public. This exclusive publication is sent monthly to over 100,000 recipients. MoneyWorld has over 13,000 paying subscribers who have each paid $29.95 per year for twelve issues. The remaining recipients are made up of names obtained from rented lists.

    o RumorMill - a fax/express tip sheet limited to 1,000 subscribers. The service consists of 12 issues. Subscribers pay $1,250 for one year and $2,200 for two years.

    o Financial Sentinel - This monthly financial tabloid had its first issue in late 1997. The primary source of revenue for the Financial Sentinel is third party advertising. This publication is sent monthly to over 100,000 recipients. The Financial Sentinel has over 27,000 paying subscribers who pay $19.95 per year for twelve issues. The remaining recipients are made up of names obtained from rented lists.

    o Growth Industry Report - this four-page piece is created by Rainbow Communications as an additional information piece on the client company. It is mailed in response to inquiries from MoneyWorld readers and to financial professionals.

                           Money  World  and  Financial   Sentinel  contain  the
following disclosures:

                           Disclaimer: The information contained in Money World (Financial Sentinel) has been carefully compiled from sources believed to be reliable, but its accuracy is not guaranteed. Gulf / Atlantic Publishing does not endorse, assert, or stand behind the truthfulness or reliability of opinions, advise, or statements made by advertisers in Money World (Financial Sentinel). This is not a solicitation to buy or sell securities and does not purport to give investment recommendations. The companies featured in each advertorial contained in this advertiser-supported publication pay for the advertorials and for the promotional services provided by Gulf / Atlantic Publishing, Inc., and its affiliates by issuing securities and options to purchase securities and / or cash to such persons. Gulf / Atlantic Publishing and its affiliates, together with their officers, directors, consultants and employees may, from time to time, have a position in and purchase and sell the securities referred to in this advertiser-supported publication. See page (as placed in the magazine) for additional information regarding the payment of a fee (either cash or securities) to the publisher for the advertorials contained herein.

                           Safe Harbor Disclaimer: Certain statements contained herein constitute forward-looking statements within the meaning of
         Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include, without limitation, statements regarding business and financing plans, business trends and future operating revenues and expenses. Although the Company believes that the statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by the words: believe, expect, anticipate, intend, estimate and similar expressions, or which by their nature refer to future events. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance, and that the actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the Company's ability to be able to continue its substantial projected growth, or be able to fully implement its business strategies, or that management will be able to successfully integrate the operations of its various acquisitions.


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

                           Advertorial Disclaimer: The companies featured in each advertorial contained in this advertiser supported publication pay for the promotional services provided by Gulf / Atlantic Publishing. Inc. by issuing shares of common stock and options to purchase shares of common stock to Gulf / Atlantic Publishing and its affiliates, all of which can be sold when appropriate as listed below. (The companies featured in the publication and their respective payment schedule are then listed).

                  Rumor Mill contains the following disclosure:

                  Rumor Mill is intended to provide information and analysis concerning the financial investment markets which may otherwise be undisclosed to the public. This newsletter does not purport to provide legal, tax or individual investment advise. It is intended solely for information purposes, is not a solicitation to buy or sell securities and does not purport to be a complete analysis of the companies mentioned. Investing in securities is speculative and carries a high degree of risk. You should independently investigate and fully understand all risks before investing.

                  Other Products and Services

    o Due Diligence Broker Package - With the client company's input, Arrow Marketing creates a complete due diligence package which is sent to all brokers. This package includes a custom-designed folder, a twelve page, full-color company profile and a twelve-page industry profile, plus any other pertinent company material such as an annual report.

    o Web Page Development - The Internet is fast becoming one of the most effective means of public relations for a firm's products or services. Arrow Marketing will begin offering clients an extremely effective Internet presence that includes website design and hosting e-mail services and web access.

o Worldmicrocap.com - A website developed as a research tool for world wide equities that will ultimately feature all stock exchange listings around the world. The site will be supported by revenue generated from advertisers on the site.

    o Public Relations - Arrow Marketing sends out public relations releases to key financial publications on behalf of client companies.

    o Lead Tracking Survey - Every client company receives a regular report on all responses received from readers of our publications.

    o  Regular   Mailings   -   Rainbow    Communications    maintains   regular
       communications with all financial professionals interested in the client company


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

                  (2)      Distribution Methods

                 The Company fulfills their marketing contracts and subscription commitments based on monthly and periodic direct mail. Money World Magazine and the Financial Sentinel are published monthly with a combined circulation of 200,000 per month. In addition, approximately 200,000 additional pieces are mailed monthly. These include promotional mailings to increase the paid subscription base as well as fulfilment pieces for investors wanting more information about client companies. Money World Magazine is printed by Banta Publications in Minnesota and the Financial Sentinel is printed by Ledger Printers in Orlando, Florida. All other printing is done by Altamonte Printing.

                  (3)      Status of Publicly Announced New Products or Services

The Company has no new publicly announced products or services.

                  (4)      Competitive Business Conditions

                  The Company competes with numerous businesses including those specifically in the public company public relations field and publications of all sizes and nature including business magazines and newsletters and newspapers. Since the Company's competition covers such a wide and diverse range of businesses, it is difficult to name individual competitors.

                  The Company believes a key competitive advantage is the generation and maintenance of lists of readers known to us to be involved in the acquisition of publicly traded stocks. The Company also maintains a database of stockbrokers who follow small cap and bulletin board stocks. We constantly update these databases.

                     The Company may not be able to compete successfully because the number of competitors is increasing and some competitors are better known, have broader distribution, stronger sales and public relations abilities, more technical expertise and have greater resources.

                  (5)      Dependence on Major Customers

                  The Company anticipates that it will derive a significant portion of its revenues from the sale of its public relations contracts. A significant number of these public relations contract sales will be made under short-term contracts that average 12 months in length. Some of the public relations customers could terminate quickly and without penalty. As a result, quarterly operating results will depend heavily on public relations contract revenues from contracts entered into within the quarter and on our ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If customers cancel or defer existing public relations contracts or if we fail to obtain new contracts in any quarter, our business, results of operations and financial condition for that quarter and future periods will be adversely affected.

(6)      Intellectual Property

                       The Company currently holds federal trademarks for the name Corporate Relations Group and Market Express.
Market Express was a monthly financial newsletter sold to paying subscribers for an annual fee of $19.95. The newsletter was discontinued in 1994. Applications for federal trademanrks for the name Financial Sentinel and Rumor Mill were made on March 13, 1998. Application for federal trademark for Worldmicrocap.com was filed on July 16, 1999 and application for federal trademark for Money World was filed on September 10, 1999.


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

                  (7)      Governmental Approval

                  At this point in time, there is no need for government approval of the Company's principal products or services.

                  (8)      Governmental Regulation

                  The Company faces significant liability, regulation and costs relating to rules and disclosure surrounding disclosure of its compensation for services rendered. The Securities and Exchange Commission has recently taken action against a number of similar companies for failure to follow the rules in this area. The Company believes it is in full compliance with all these rules and all other rules and regulations affecting the business. Any failure to comply with these regulations would have a material adverse effect on our business, results of operations and financial condition.

                  (9)      Research and Development

                  The Company does not conduct formal research and development.

                  (10)     Employees

                  The Company employs 30 full time employees. The employees are categorized as follows: five in management, six in administration, three in data processing, five in sales, two in art, four in editorial, and five in printing. None of the Company's employees are covered by a collective bargaining agreement. The Company believes that it maintains good relations with its employees. In addition, the Company utilizes two part time employee and outside writers for its publications.

(c)               Reports to Security Holders

                  Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. The Company has, however, delivered annual reports with audited financials to its shareholders for the last six years. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports with audited financials.

                  Prior to the filing of this form 10-SB, the Company has not filed reports with the Securities and Exchange commission. Once the Company becomes a reporting company, management anticipates that Forms 3,4,5,10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

                  The public may read copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein without charge at the Public Reference Section of the


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Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC
20549, and may be available at the following Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference
Section  of  the  Commission  at  Judiciary  Plaza,  450  Fifth  Street,   N.W.,
Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  Safe Harbor Disclaimer: Certain statements contained herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include, without limitation, statements regarding business and financing plans, business trends and future operating revenues and expenses. Although the Company believes that the statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by the words: believe, expect, anticipate, intend, estimate and similar expressions, or which by their nature refer to future events.

                  The following discussion and analysis regarding the Company's consolidated financial position and consolidated results of operations should be read in conjunction with the financial statements and related notes thereto included elsewhere in this form.

Overview

                  The Company derives revenues from public relations agreements, magazine / newsletter subscriptions, advertising, printing services, and the sale of securities. The majority of revenue comes from the generation of monthly direct mail and paid subscriber publications. The Company also derives revenue from the rental of lists it has developed over the years and a printing operation that not only provides in house printing but sells its service to a number of outside clients. The Company intends to expand the marketing, publication, list rental, and printing operation from its current level.

Results of Operations

Comparison of Nine Months Ended December 31, 1999 to Nine Months Ended December 31,1998

                  Revenue. The Company's revenues for the nine months ended December 31, 1999 were $6.2 million, compared to $9.5 million in the same period in 1998. A $3.4 million decrease in marketing revenue due in part to the company's inability to attract as many new marketing contracts as in previous periods. The failure to acquire new contracts was due largely to the unfavorable press the Company received regarding the Securities and Exchange Commission civil suit brought against the Company.

                  Cost of sales. Cost of sales decreased to $2.6 million for the nine months ended December 31, 1999 compared to $4.9 million in the same period in 1998. The decrease was due to a significant drop in publication production. Publications in the nine months ended December 31, 1999 averaged 100,000 per month versus an average of 300,000 per month for the same period in 1998. This


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drop in production  impacts printing,  postage , and list rental associated with these publications. As a percentage of costs, the cost of sales increased to 60% from 53% in 1998 due primarily to lost economies of scale in printing costs with the decrease in printing runs per month and the increased cost in list rental.

                  The Company's selling, general and administrative expenses decreased to $3.5 million for the nine months ended December 31, 1999 from $4.4 million in the same period in 1998. The results reflect an increase as a percentage of revenues to 91.6% in the nine months ended December 31, 1999 from 47.5% in the comparable 1998 period. Though the Company has lowered in absolute dollars in legal, accounting and other costs relating to its operation, there is a fixed amount of this type of expense required to run the operation. The Company will seek ways to even further reduce these costs thus attempting to return to a more favorable percent of revenue.


                Gain/Loss on Sale of Marketable Securities. The company's loss on sale of securities for the nine months ended December 31, 1999, were $2.3 million, compared to a gain of $.2 million in the same period in 1998. A $2.5 million decrese was due to the loss in the value of securities that the company receives and liquidates for marketing contracts.

                Writedown of Marketable Securities and Options. The company's write down of marketable securities and options for the nine months ended December 31, 1999, were $.04 million compared to $.5 million in the same period in 1998. In the contracts with clients providing for services, the company has certain option rights which have been reflected previously as marketing income. For those options which reached the expiration period and which have an exercise cost greatere that the value of the underlying security the option has been written off as a loss.

                  Interest Expense and Other Income. Interest expense totaled $.28 million for the nine months ended December 31, 1999 compared to $.25 million for the same period in 1998, an increase of 16%. The increase resulted primarily from a higher principle amount being carried as a result of a building refinancing.

                  Other Income totaled $.062 million for the nine months ended December 31, 1999 compared to $.1 million for the same period in 1998. The decrease resulted from the liquidation of certificates of deposits the Company was holding.

                  Net Income. Net Income totaled a net loss of $2.4 million for the nine months ended December 31, 1999 as compared to a net loss of $1.0 million for the same period in 1998. The decrease resulted from the significant drop in revenue during this period coupled with a minimal change in selling expenses between periods.

                  Deferred Income Tax. The deferred tax asset at December 31, 1999 is zero compared to $95,378 at December 31, 1998. This is due primarily to an increase in net unrealized losses on marketable securities due to the prevailing market conditions. At December 31, 1999 the deferred tax asset of $1,146,415 has been reduced by a valuation allowance resulting in a net deferred tax asset of zero.

Comparison of the Fiscal Year Ended March 31, 1999 to the Fiscal Year Ended March 31, 1998

                  The following compares of the results of operations for the fiscal year ended March 31, 1999 to the results of operations for the fiscal year ended March 31, 1998.

                  Revenue. The Company's revenues for the fiscal year ended March 31, 1999 were $14.7 million, compared to $17.7 million in the same period in 1998. A $2.9 million decrease in marketing revenue due in part to the company's inability to attract as many new marketing contracts as in previous periods. The failure to acquire new contracts was due largely to the market downturn in the fall of 1998 and with it the reluctance on the part of potential clients to contract with the Company for services it provides.

                  Cost of sales. Cost of sales decreased to $5.4 million for the fiscal year ended December 31, 1999 compared to $7.1 million in the same period in 1998. The decrease was due to a significant drop in publication production. Publications during the fiscal year ended March 31, 1999 dropped to 100,000 pieces per month from an average of 300,000 per month for the same period in 1998. This drop in production impacts printing, postage , and list rental associated with these publications. As a percentage of costs, the cost of sales increased to 46% from 40% in 1998 due primarily to lost economies of scale in printing costs with the decrease in printing runs per month and the increased cost in list rental.


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

                  The Company's selling, general and administrative expenses decreased to $6.1 million for the fiscal year ended March 31, 1999 from $7.6 million in the same period in 1998. The results reflect an increase as a percentage of revenues to 51.4% in the fiscal year ended March 31, 1999 from 42.6% in the comparable 1998 period. The Company lowered in absolute dollars legal, accounting, and personnel expenses during the fiscal year ended March 31, 1999 to attempt to stay in line with historical expense versus revenue percentages.

                Gain/Loss on Sale of Marketable Securities and Options. The company's write down of marketable securities and options for the fiscal year ended March 31, 1999, were $2.4 million, compared to a gain of $2.7 million in the same period in 1998. A $5.1 million decrease was due to the loss in the value of securities that the company receives and liquidates for marketing contracts.

                Writedown of Marketable Securities and Options. The company's write down of marketable securities and options for the fiscal year ended March 31, 1999, were $.05 million compared to $2.6 million in the same period in 1998. In the contracts with clients providing for services, the company has certain option rights which have been reflected previously as marketing income. For those options which reached the expiration period and which have an exercise cost greater that the value of the underlying security the option has been written off as a loss. Losses on sale of certain marketable securities were also realized.

                  Interest  Expense and Other Income.  Interest  expense totaled
$.2 million for the fiscal year ended March 31, 1999 compared to $.05 million for the same period in 1998. The increase resulted primarily from the acquisition of Altamonte Printing and an accounting adjustment for the issuance of Company stock as payment for debt to a current and former employee of the Company.

                  Other Income total remained at $.13 million for the fiscal year ended March 31, 1999 compared to $.13 million for the same period in 1998.

                  Net Income. Net Income totaled a net loss of $.12 million for the fiscal year ended March 31,1999 as compared to a net income of $1.9 million for the same period in 1998. The decrease resulted from the significant drop in revenue during this period from the loss in the value of securities that the company receives and liquidates for marketing contracts.


                Deferred Income Tax. The increase in the deferred tax reflected as an asset at March 31, 1999, of $.25 million compared to March 31, 1998, of $0 is due primarily to the increase in net unrealized losses due to prevailing market condition.

As a part of payment for its services, the company receives securities which are valued at market at the time of receipt; at subsequent financial statement dates the securities are revalued to reflect the then market value and the deferred tax account is adjusted accordingly. Upon disposition of a security, the deferred tax account is then adjusted for the recognized gain or loss. Prevailing market conditions, from to time, with affect the value of the deferred tax account.

Liquidity and Capital Resources

                  The Company has historically financed its operations primarily through revenues received from marketing and publishing services provided to its clients. The Company holds a mortgage on the property, a promissory note for the purchase of a printing facility, and debentures. The Company's principal sources of liquidity are cash and marketable securities. Funding sources potentially available to the company include operating cash flow, third party investors, and financial institution borrowings.

                  Net cash provided by (used for) operating activities was ($3.5) and ($1.9) million for the nine month periods ended December 31, 1999 and 1998 respectively. The 1999 amount reflects a $2.3 million gain on the sale of marketable securities and a $7.2 million loss on marketable securities received in payment of services. The 1998 amount reflects a $1.5 million loss on marketable securities received in payment of services and a $.2 million loss on the sale of marketable securities. Net cash provided by (used for) operating activities was ($5.4) million and ($8.0) million for the fiscal year ended March 31, 1999 and 1998 respectively. The 1999 amount reflects $10.2 million received as revenue and $4.5 million attributable to loss on marketable securities and compensation paid in marketable securities. The 1998 amount reflects $10.3 million received as revenue and $2.6 million attributable to writedown on marketable securities.

                  Net cash provided by investing activities was $3.1 and $1.0 million for the nine month periods ended December 31, 1999 and 1998 respectively. The 1999 amount reflects cash of $3.4 million received from sales of marketable securities received from marketing contracts as well as cash used to purchase $.28 million of marketable securities. The 1998 amount reflects cash of $1.3 million received from sales of marketable securities received from marketing contracts as well as cash used to purchase $.28 million of marketable securities. Net cash provided by investing activities was $4.4 million and $8.0 million for the fiscal year ended March 31, 1999 and 1998 respectively. The 1999 amount reflects cash of $4.8 million received from sales of marketable securities received from marketing contracts as well as cash used to purchase $.32 million of marketable securities. The 1998 amount reflects cash of $11.3 million received from sales of marketable securities from marketing contracts as well as cash used to purchase $2.2 million of marketable securities and $1.0 to purchase the Company's current location.

                  Net cash provided by financing activities was ($.08) million and $.31 million for the nine month periods ended December 31, 1999 and 1998 respectively. The 1999 amount reflects $.4 million received from the sale of Company stock through a private placement offset by $.48 million used to payoff a note payable to the bank. The 1998 amount reflects cash received from a $.45 million note payable to the bank plus $.12 million cash used to payoff a note payable to the bank. Net cash provided by financing activities was $8 million and $.35 million for the fiscal year ended March 31, 1999 and 1998 respectively. The 1999 amount reflects $.62 million cash received from notes payable, a $.45 million note payable to the bank and $.17 million received from four notes payable to shareholders, $1.45 million cash received from a $.64 million mortgage note payable to the bank and $.66 million from a 14% subordinated convertible debenture due in July 2003, and $1.21 million cash used for payment of long term debt. The 1998 amount reflects proceeds from long term debt of $.52 million from the purchase of Altamonte Printing offset by a $.2 million repayment of debt to a former employee of the Company.

Recent Accounting Pronouncements



                  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at their fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on April 1, 2001 to affect its financial statements.

Year 2000 Disclosure

                  The Year 2000 will impact computer programs written using two digits rather than four to define the applicable year. Any programs with time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operation, including a temporary inability to process transactions, send invoices or engage in other ordinary activities. This problem largely affects software programs written years ago, before the issue came to prominence. The Company has reviewed all of its software for exposure to Year

2000 issues, including network and workstation software, and does not believe that it has significant risk associated with the problem. The Company primarily uses third-party software programs written and updated by outside firms, each of whom has stated that its software is Year 2000 compliant. The Company has tested and proven out all of its software and remedied any problems surrounding Year 2000 impacts. The company has experienced no Y2K problems.

Risk Factors

Risks Regarding Potential Future Acquisitions

                  The Company's growth strategy includes as a material element the desire to acquire complementary companies, products or technologies. The Company is in constant review of new acquisitions. If the Company does complete one or more acquisitions, a number of risks arise, such as short-term negative effects on the Company's reported operating results, diversion of management's attention, unanticipated problems or legal liabilities, and difficulties in the integration of potentially dissimilar operations. The occurrence of some or all of these risks should have a minimal material adverse effect on the Company's business, financial condition and results of operations.

 Dependence on Key Personnel

                  Because of the specialized nature of the Company's business, the success of the Company will be highly dependent upon its ability to attract and retain qualified executive personnel. In particular, the Company believes its success will depend to a significant extent on the efforts and abilities of Mr. Roberto Veitia and Mr. Serluco who would be difficult to replace. There can be no assurance that the Company will be successful in attracting and retaining such skilled personnel, who are generally in high demand by other companies. The loss of, inability to attract, or poor performance by key scientific and executive personnel may have a material adverse effect on the Company's business, financial condition and results of operations.

Limited Public Market; Possible Volatility in Stock Prices; Penny Stock Rules

                  Since the  Company  started  trading  on the Over the  Counter
(OTC) Bulletin Board there has been a growing active public market for the Company's Common Stock, but there can be no assurance that an active public market will be sustained. Although the Company's Common Stock has been traded on the OTC Bulletin Board since July 1998, the trading has been sporadic with insignificant but growing volume.

                  Moreover, the over-the-counter markets for securities of very small companies such as the Company historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the Company's industry and the investment markets and economic conditions generally, as well as quarterly variation in the Company's results of operations, may adversely affect the market price of the Company's Common Stock. In addition, the Company's Common Stock is subject to rules adopted by the Securities and Exchange Commission regulating broker-dealer practices in connection with transactions in "penny stocks." As a result, many brokers are unwilling to engage in transactions in the Company's Common Stock because of the added disclosure requirements.

ITEM 3.  DESCRIPTION OF PROPERTY

                        The Company currently owns approximately 10,000 square feet of space in one building in Winter Park, Florida, which is used for its administrative offices, public relations and operations. The appraised value of the property is $1,100,000. As of December 31,1999 the mortgage had a balance of $631,500 bearing interest at 7.5% per annum. The building was acquired in 1997 and partially financed by a promissory note secured by a mortgage on the office building and land. A refinancing took place in February 1999 to take advantage of more favorable interest rates. The current principal balance is $650,000 with an amortization period of 15 years. Interest for the first five years is fixed at 7.5% per annum and for the second five years will be determined at the Wall Street Journal prime rate plus 0.5%. The principal balance remaining after ten years is to be paid out in full.

                  With the acquisition of Altamonte Printing, the Company acquired an additional 3,500 square feet of facilities. This facility is fully owned by the Company and there is no mortgage on this property. The market value is approximately $300,000. The Company believes that suitable additional or alternative space will be available on commercially reasonable terms as needed, but that its existing facilities will be sufficient for its operational purposes through the end of the leases.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT

(a)               5% Shareholders.

                  The following information sets forth certain information as of December 31, 1999 about each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock:


                   Name and Address          Amount and Nature             Percent of
Title of Class     of Beneficial Owner       of Beneficial Ownership (1)   Class  (2)
----------------   -----------------------  ---------------------------    -------------

Common            Brian King                               657,500             6.83
                  1815 Central Park Drive
                  P.O. Box 77400
                  Steamboat Springs, CO 80477

(b)               Security Ownership of Management:

                  The following information sets forth certain information as of November 30, 1999 about each person who is an executive officer of the Company.


                   Name and Address             Amount and Nature           Percent
Title of Class     of Beneficial Owner          of Beneficial Ownership(1)  of Class (2)
----------------   ------------------------     --------------------------- ----------

Common             Roberto Veitia                        1,629,012            16.93
                   1947 Lee Road
                   Winter Park, Florida 32789

                   Paul Serluco                                   0               0
                   1947 Lee Road
                   Winter Park, Florida 32789

(1) The nature of beneficial ownership for all shares is sole voting and investment power. (2) All percentages are calculated based upon 9,622,454 shares issued and outstanding as of December 31, 1999.

(c)               Changes in Control:

                  There is no arrangement which may result in a change of control.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)               Directors and Executive Officers

                  As of December 31, 1999, the directors and executive officers of the Company, their ages, and positions in the Company are as follows:

Name                         Age       Position

Roberto Veitia               52        Chief Executive Officer and Director

Paul Serluco  (2)            44        Chief Financial Officer and Director

Sky Robert Anderson (1)      30        Director

G. Paul Abernathy (1)        55        Director

Charles Gowen                69        Director

Van K. Koinis (1) (2)        37        Director

Dorothy Reisch               57        Corporate Secretary

(1)Member of Audit Committee.
(2)Member of Compensation Committee

(b)               Business Experience:

                  Mr. Roberto Veitia - Mr. Veitia, age 52, President, founded Strategic Communications Ltd., the forerunner of Stratcomm Media, Ltd. in 1985. From 1983 to 1985 he was President of Money World Perspective Enterprises, publishers of the second oldest hard money advisory investment newsletter in the U.S. Mr. Veitia is also founder and president of the registered non-profit Real Heroes Foundation.

                  Mr. Paul Serluco - Mr. Paul Serluco, age 44, Chief Financial Officer, joined us in July 1997 and was voted a Director in August 1999. From March 1983 to July 1997, Mr. Serluco held various positions with the Boeing Company, including Senior Finance Manager and Program Business Manager. From July 1981 to March 1983, Mr. Serluco was a Systems Analyst with Information Spectrum, Inc. Mr Serluco received an M.A and B.B.A. in Finance / Economics from Temple University.

     Mr. Sky Robert Anderson - Mr. Sky Anderson, age 30, joined us as a Director of the Board in March 1998. He is currently a student of Law at the University of Alberta. From 1992 until 1999, Mr. Anderson was a Public Relations and Investor Relations consultant for a number of both public and private companies, including: Stratford Internet Communications, American Wild Woodland Ginseng Corp., and Verus Group International. Mr. Anderson completed the Canadian Securities Course in August 1997. He received a B.A from the University of British Columbia in 1992.

     Mr. G. Paul Abernathy - Mr. Paul Abernathy, age 55, joined us as a Director of the Board in July 1997. From September 1980 to present, Mr. Abernathy has been Office Manager for Canadian Wheel Industries in Vancouver.

      Mr. Charles Gowen - Mr. Charles Gowen, age 69, joined us as a Director of the Board in September 1994. From August 1997 to present, he has been a part time consultant for American Wild Woodland Ginseng. From October 1996 to August 1998, Mr. Gowen was a part time Communication Consultant for Samex Mining Corp. >From 1991 to March 1996, Mr. Gowen was a corporate Communication Consultant for Chai-Na-Ta Ginseng.

     Dr. Van K. Koinis - Dr. Koinis, age 37, joined us as a Director in July 1998. From 1992 to the present, Dr. Koinis has been in private pediatric medical practice in Chicago. From 1989 to 1992, Dr. Koinis was a resident at the Christ Hospital Hope Children's Hospital. He received his Doctor of Osteopathy degree in 1989 from the Chicago College of Osteopathic Medical School. Dr. Koinis is board certified from the American Academy of Pediatrics.


(c)               Directors of Other Reporting Companies:

                  None of the Company's executive officers or directors is a director of any company that files reports with the securities and Exchange Commission.

(d)               Employees:

                  In addition to Messrs. Veitia and Serluco, the Company employs three key individuals:

     Mr. Don Philpott - Mr. Philpott, age 53, President of Gulf Atlantic Publishing, joined us in March 1997. From March 1987 to March 1998 he was President of Mediawise Communications, an international media consultancy. From March 1968 to March 1987, Mr. Philpott held various positions with Reuters-Press Association, the wire service, including senior correspondent and news editor. Mr. Philpott received a National Diploma in Journalism (BA equivalent) from Portsmouth University, U.K. He is the author of more than 50 books on the media, diet and health, wine and travel.


      Mr. Robert Lewis - Mr. Robert Lewis, age 48, joined us in July 1998 when Stratcomm Media acquired Altamonte Printing. He is currently in charge of all operations at Altamonte Printing. Mr. Lewis started Altamonte Printing in 1984. >From 1981 to 1984, Mr. Lewis held various printing positions in the Orlando area.

(e)               Family Relationships:

                  There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)                  Involvement in Certain Legal Proceedings:

                  The Company filed a Chapter 11 bankruptcy for Strategic Communications, U.S.A., a subsidiary of Stratcomm Media, in the Middle District of Florida-Orlando on June 9, 1992, and converted to a Chapter 7 in September 1992. The bankruptcy was discharged on November 10, 1997. The case number is 92-3839-6B7.

                  Other than the above, none of the officers, directors, promoters or control persons of the Company have been involved in the past (5) years in any of the following:

                  (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

                  (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

                  (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

                  (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

                  The following table sets forth summary information concerning the compensation received for services rendered to the Company during the years ended March 31, 1999, 1998, and 1997 by the chief executive officer. No other executive officers received aggregate compensation during the last three fiscal years which exceeded, or would exceed on an annualized basis, $100,000.


-------------------------------------------------------------------------------
         SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------
                                                                              Long Term Compensation

---------------------------------------------------------------------------------------------------------------------------
                                  Annual Compensation                     Awards                     Payouts
---------------------------------------------------------------------------------------------------------------------------
                                                               Other                 Securities
---------------------------------------------------------------------------------------------------------------------------

                                      Annual      Annual       Annual  Restricted              Underlying       LTIP      All Other
------------------------------------------------------------------------------------------------
Name and                   Fiscal     Salary       Bonus       Comp.      Stock      Options/SAR     Payouts      Comp.
    Principal Position      Year       ($)          ($)         ($)        ($)            #            ($)         ($)
---------------------------------------------------------------------------------------------------------------------------

Roberto Veitia,
  President &                 1999    $ 60,000      $25,000    None        None         None          None        None
  Director
                              1998    $ 60,000     $375,000    None        None         None          None       $ 200,000
                              1997    $ 60,000     $237,500    None        None         None          None        None



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  The Company has entered into an employment agreement with Roberto Veitia and Robert Lewis. The term of the agreement with Mr. Veitia is from January 1998 and is binding during the term of his employment and for two continuous years following his termination of employment. Under the terms of the agreement, Mr. Veitia is required to devote his full time to our business. In 1998, Mr. Veitia received $200,000 from the Company as additional consideration for the specific covenants of the agreement.

                  The term of the agreement with Mr. Lewis is from July 1998 through July 2001. Under the terms of the agreement, Mr. Lewis is required to devote his full time to our business. We have agreed to pay him a base salary of $42,000 for the current fiscal year, subject to future increases as determined by management. In addition, we have agreed to provide him a car allowance of $300 per month.

                  The Company directors (non officer) receive a $5,000 per year cash compensation for their services as directors, and are reimbursed for reasonable expenses incurred in attending Board or committee meetings.

ITEM 8.  LEGAL PROCEEDINGS

                  The Company is party to the following actions:

                  Horton v. Corporate Relations Group, Inc.(CRG), Case No. :97-27976-CA06, In the Circuit Court of the Eleventh Judicial Circuit in and for Dade County, Florida;

                  Mr. Horton has claimed that he is owed an undetermined amount of money as a finder's fee from CRG for his work involving the Chicken Kitchen Corporation. While Mr. Horton has not placed a dollar amount on his claim it is believed that he seeks in excess of $100,000. Additionally, Mr. Horton has recently amended his complaint and has alleged that CRG committed fraud in the inducement to contract.

                  CRG  intends  to  vigorously   defend  this  suit.   Currently
discovery is continuing.

                  Premier Mortgage Resources, Inc. vs. Corporate Relations Group, Inc.(CRG), Gulf Atlantic Publishing, Inc.(GAP), Select Media, Inc., Roberto Veitia, Case No.: C199-7019, Division 35, in the Circuit Court in and for the Ninth Judicial Circuit, Orange County, Florida;

                  Premier Mortgage is claiming a failure of consideration of stock provided to CRG and GAP. CRG and GAP contend that the stock was provided pursuant to a contract. CRG and GAP contend that they could not complete the contract because of actions of Premier Mortgage in failing to provide factual information for use in promotions. Both CRG and GAP seek recission of the contract and are willing to return the stock upon payment by Premier of the value of the services provided by CRG and GAP.

                  Securities and Exchange Commission v. Corporate Relations Group, Inc., Stratcomm Media Ltd., Gulf Atlantic Publishing, Inc., New Concepts L.L.C., CJL Corporation, Pow Wow, Inc.,

Fondo De Adquisiciones E Inversiones Internacionales XL, S.A., C.A.
Oportunidad, S.A., Ammonia Hold, Inc., Roberto E. Veitia, James W. Spratt III, James A. Skalko, Jack R. Rodriguez, Jose Antonio Gomez Cortes, Arnold zousmer, Charles J. Lidman and Michael Parnell, Civil Action No. 99-1222-CV-22-A
(M.D. Fla.,  Orlando) (filed September 27, 1999).


                  On December 27, 1995, the Securities and exchange Commission ("Commission") issued an order directing a private investigation ("Order") regarding trading in the shares of common stock of The Tracker Corporation of America. The Order states that the staff had information which indicated that beginning on or about January 1, 1994, certain persons or entities may have engaged in actions in violation of Section 10 (d) of the Securities Exchange Act of 1934 (the "34 Act") and Rule 10-(b)5 thereunder. As part of its investigation, the staff of the Commission subpoenaed a significant number of persons including Roberto Veitia, the President of the Company, James Skalko, a former Vice President of the Company, James Spratt, a former Vice President of the Company and Leonard Aronoff, an in-house lawyer for the Company and a number of former officers and employees. The subpoena also required the production of a substantial number or documents.

                  On  September  27,  1999,  approximately  four years after the investigation commenced, the Commission filed an action in United States District Court for the Middle District of Florida (Civil Action no. 99-1222-CV-22-A) against the Company, its wholly owned subsidiaries Corporate Relations Group, Inc., Roberto Veitia, James W. Spratt, III, James A. Skalko and other persons ("the Complaint"). The Complaint alleges that the defendants violated the registration requirements of Section 5 of the Securities Act of 1933 ( the "33 Act") and the anti-fraud provisions of Sections 17(a) and 17(b) of the 33 Act and the anti-fraud provisions of Section 10(b) of the 34 Act and the broker dealer registration requirements of section 15(b) of the 34 Act. The Complaint alleges that the defendants obtained free or deeply discounted securities from public companies in return for touting the securities of such companies at the time that they were recommending the public purchase of such securities. The Complaint alleges that the defendants through their publication, Money World, failed to disclose that they were selling the securities being recommended. The Complaint also alleges that the defendants offered and paid bribes to registered representatives to induce them to sell the securities to their customers, and that certain companies located in Costa Rica were used as conduits to sell the securities in the United States in violation of the registration requirements of Section 5 of the 33 Act.

                  The Commission is asking that the defendant be enjoined from violating Sections 5, 17 (a) and 17 (b) of the 33 Act and sections 10 (b) and 15
(a) of the 34 Act. The Commission is also seeking to force the defendants to disgorge $20,000,000.00 allegedly received by them in violation of such Sections. The Commission is also asking the Court to impose such other penalties as appropriate.

                  The defendants do not believe that their conduct violated applicable law and they intend to aggressively defend themselves. To this end, the defendants have prepared and filed a response to the Commission's Complaint on December 13, 1999.

                  A copy of the Commission's Complaint is filed as an exhibit to this Registration Statement.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information:

                  The   Company's   Common   Stock   currently   trades  on  the
Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "SMMM". Trading began in July 1998.

                  The following table sets forth the high and low bid prices for the Common Stock for each calendar quarter and subsequent interim period since the Common Stock commenced actual trading, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions:

Quarterly Period Ending                   High Bid           Low Bid
-----------------------------            -----------        -----------

December 31, 1999                          1 1/2              13/32

September 30, 1999                          3.12               1/4

June 30, 1999                              2 3/16            1 1/4

March 31, 1999                             1 7/16              9/16

December 31, 1998                            23/32             3/16

September 30, 1998                             1               3/8

                  There can be no assurance that an active public market for the Common Stock will develop or be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

Holders:

                  There were approximately 1,937 holders of record of the Company's Common Stock as of December 31, 1999.

Dividends:

                  The Company has never paid cash dividends on its Common Stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES


                      The following sets forth information relating to all previous sales of Common Stock by the Registrant which sales were not registered under the Securities Act of 1933.


-------------------------------------- --------------------------------- ------------ --------------------------------------------
Name of Purchaser                      Securities sold - type and        Date                      Consideration or
                                     amount

                                                                                      Terms of conversion or exercise

-------------------------------------- --------------------------------- ------------ --------------------------------------------

Fondo De Acquisicones                  Common   379,870                  9/30/98      Services - $154,322
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Donald Madden                          Common   300,030                  9/30/98      Services - $121,887
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Roberto Veitia                         Common   315,934                  9/30/98      Services - $128,348
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Jon Schmalowski                        Common     30,000                 3/9/99       Services - $45,000
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Trans Global Financial                 Common   612,420                  4/12/99      Services - $115,995
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Michel Cornis                          Common     32,000                 4/12/99      Services - $16,000
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Roger Tichenor                         Common   200,000                  4/19/99      Services - $287,500
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Lee Stoisner                           Common  20,000                    9/6/99       506 Private Placement - $10,000
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Tentrino-Val S.A.                      Common  500,000                   10/19/99     506 Private Placement - $250,000
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Tentrino-Val S.A.                      Common  300,000                   12/15/99     506 Private Placement - $150,000
-------------------------------------- --------------------------------- ------------ --------------------------------------------

Tentrino-Val S.A.                      Common  200,000                   12/22/99     506 Private Placement - $100,000
-------------------------------------- --------------------------------- ------------ --------------------------------------------

(1) Unless otherwise indicated above, all securities were sold by our officers, directors and employees in compliance with Rule 3a-4.

ITEM 11. DESCRIPTION OF SECURITIES

                  The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, no par value. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock issued and outstanding are fully paid and non assessable.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         At present, there is no pending litigation or proceeding involving a Director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

ITEM 13. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                  There   have  been  no   disagreements   with  the   Company's
independent auditors.

ITEM 14. FINANCIAL STATEMENTS AND EXHIBITS

                  Financial Statements - The following Financial Statements required by this Item are included at the end of this report beginning on page F-1 as follows:

(b)               Index to Exhibits

                  The following exhibits are filed with this Form 10-SB:

Assigned Number                             Description

---------------------                                --------------




                           TO BE PROVIDED



                                         SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange ACT of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   February 4, 2000




                                             STRATCOMM MEDIA, LTD




                                             By:    ----------------------------
                                                     Roberto Veitia
                                                     President

                              STRATCOMM MEDIA , LTD.
                           CONSOLIDATED BALANCE SHEETS

                                    UNAUDITED


DECEMBER 31,                                                                                     1999                      1998
--------------------------------------------------------------------------------------------------------------------------------


ASSETS


Current:
  Cash                                                                                     $   85,192                 $ 101,454
  Certificate of deposit                                                                      100,000                   450,000
  Trade receivables                                                                         1,690,187                 1,993,590
  Marketable securities                                                                       484,697                   991,857
  Options to purchase marketable securities                                                         -                   115,500
  Deferred income taxes                                                                             -                    95,378
  Prepaid expenses and other                                                                  219,160                   262,514
--------------------------------------------------------------------------------------------------------------------------------

             Total current assets                                                           2,579,236                 4,010,293

  Property,plant and equipment,net                                                          1,703,170                 1,839,879
  Other                                                                                         3,130                     2,509
--------------------------------------------------------------------------------------------------------------------------------

                                                                                          $ 4,285,536               $ 5,852,681
--------------------------------------------------------------------------------------------------------------------------------


                                 STRATCOMM MEDIA , LTD.
                             CONSOLIDATED BALANCE SHEETS

                                      UNAUDITED

DECEMBER 31,                                                                         1999                 1998
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Deficit

Current liabilities:
  Notes payable                                                                 $ 150,972            $ 450,000
  Accounts payable                                                                848,695              792,843
  Accrued liabilities                                                             175,791              185,055
  Income taxes payable                                                            704,390            1,587,902
  Deferred revenue - marketing agreements                                       4,895,913            4,122,515
  Current portion of long-term debt                                                84,035
  Current portion of leases                                                        77,170
  Customer Deposit                                                                225,000                    -
---------------------------------------------------------------------------------------------------------------

             Total current liabilities                                          7,161,966            7,138,315

Long-term debt:
  Long-term debt,less current portion                                           1,537,171              801,009
  Long-term obligations under capital leases                                       33,680              163,964
  Due to shareholders                                                                   -                    -
---------------------------------------------------------------------------------------------------------------
             Total  liabilities                                                 8,732,817            8,103,288
---------------------------------------------------------------------------------------------------------------


Shareholders' Deficit

  Common shares, no par value, shares
        authorized 50,000,000, issued and
        outstanding 9,322,668 and 8,978,034                                     8,495,812            8,069,216
  Additional paid-in capital                                                    1,089,863              932,588
  Accumulated deficit                                                         (11,511,092)          (9,251,162)
  Accumulated other comprehensive (Loss)                                       (2,207,999)          (1,687,384)
---------------------------------------------------------------------------------------------------------------

                                                                               (4,133,416)          (1,936,742)
  Treasury shares, 666,581 shares,at cost                                        (313,865)            (313,865)
---------------------------------------------------------------------------------------------------------------

             Total  shareholders' equity                                       (4,447,281)          (2,250,607)
---------------------------------------------------------------------------------------------------------------

                                                                              $ 4,285,536          $ 5,852,681
---------------------------------------------------------------------------------------------------------------


                             STRATCOMM MEDIA , LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                 UNAUDITED

NINE MONTHS ENDED DECEMBER 31,                                                          1999                   1998
--------------------------------------------------------------------------------------------------------------------

Revenue:
  Revenue and sales                                                              $ 6,155,014            $ 9,523,501
--------------------------------------------------------------------------------------------------------------------
                                                                                 $ 6,155,014            $ 9,523,501

Cost of revenue                                                                    2,636,283              4,947,697
--------------------------------------------------------------------------------------------------------------------

            Gross profit                                                           3,518,756              4,575,804

Selling, general and administrative expenses                                       3,503,210              4,397,519
--------------------------------------------------------------------------------------------------------------------

               Income (loss) from operations                                          15,546                178,285

Other income (expenses):
  Gain on sale of marketable securities - net                                     (2,276,761)               214,706
  Writedown of marketable securities and options                                     (41,000)              (484,950)
  Interest expense                                                                  (286,141)              (246,921)
  Other income (expenses) - net                                                       62,850                100,648
--------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                                                 (2,525,505)              (238,232)

  Income taxes                                                                      995,262                (791,010)
--------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                                 (3,520,767)            (1,029,242)

Basic and diluted net income per common share                                          (0.42)                 (0.15)
--------------------------------------------------------------------------------------------------------------------

Weighted average common shares
   outstanding                                                                     8,412,086              6,852,792
--------------------------------------------------------------------------------------------------------------------

                       STRATCOMM MEDIA , LTD.
               CONSOLIDATED STATEMENTS OF CASH FLOWS

                           UNAUDITED



NINE MONTHS ENDED DECEMBER 31,                                                   1999              1998
-----------------------------------------------------------------------------------------------------------

Net cash used in operating activities:
  Net (loss)                                                              $(3,520,767)      $(1,029,242)
  Adustments to reconcile net (loss) to net cash used for operating activities:
    Depreciation                                                              165,933            74,160
    Securities and options received as revenue                             (7,254,337)       (1,565,527)
    Securities issued for interest expense                                     42,622           180,441
    Marketable securities issued as compensation                              775,917           186,603
    Services rendered for reduction of private placement liability                  -          (220,710)
    Gain (Loss) on sale of marketable securites, net                        2,276,761          (214,706)
    Writdown of marketable securities and options                              41,000           484,950
    Amortization of discount on debt                                           78,638
    Stock issued for compensation                                              17,121            45,000
    Common stock warrants issued for services                                       -            54,658
    Deferred income taxes                                                   1,288,184          (158,982)
  Changes in assets and liabilities:
    Trade receivables                                                        (490,377)         (929,688)
    Receivables - other                                                        45,000            75,000
    Income tax refund receivable                                               30,669            56,678
    Prepaid expenses and other                                                (22,168)            2,778
    Accounts payable                                                         (182,206)          241,090
    Accrued liabilities                                                      (115,781)         (676,170)
    Income taxes payable                                                     (342,921)          703,134
    Deferred revenue-marketing agreements                                   3,075,754         1,839,172
    Customer deposits                                                         225,000          (625,000)
-----------------------------------------------------------------------------------------------------------
Net cash used for operating activities                                     (3,865,958)       (1,476,361)
-----------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Increase (decrease)in certificates of deposits                              350,000          (450,000)
  Purchases of marketable securities                                         (287,163)         (277,552)
  Proceeds from sales of marketable securities                              3,381,848         1,354,776
  Cash used for business acquisition                                                -           (60,000)
  Purchase of property and equipment                                                -           (53,682)
  Increase in other assets                                                     47,679             3,866
-----------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                                   3,492,364           517,408
-----------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from notes payable                                                       -           450,000
  Proceeds from long-term debt                                                 50,000                 -
  Payments on long-term debt                                                 (484,197)         (116,670)
  Proceeds from sale of common stock                                          409,476                 -
  Payment of obligations under capital lease                                  (62,927)          (23,599)
--------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                     (87,648)          309,731
-----------------------------------------------------------------------------------------------------------
Net Decrease in cash                                                         (461,242)         (649,222)
Cash,    beginning of period                                                  546,434           750,676
-----------------------------------------------------------------------------------------------------------

Cash,    end of period                                                       $ 85,192         $ 101,454

                        STRATCOMM MEDIA, LTD.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          UNAUDITED


NINE MONTHS ENDED DECEMBER 31,
-------------------------------------------------


      1 Basis of presentation

------------------------------

        The accompanying unaudited consolidated financial statements of Stratcomm Media LTD. Inc.,("the company") have been prepared by the Company pursuant to the rules and regulations of the securities and exchange commission.

        The information furnished herein reflects all adjustments (consisting of only normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operation results for the respective periods. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The notes to the consolidated financial statements should be read in conjuction with the notes to the consolidated financial statements contained in the Company's form 10-sb for the year ended March 31, 1999.

        The results for interim periods are not necessarily indicative of trends or results to be expected for a full year.

      2 Litigation

-------------------

        A regulatory authority has subpoenaed the Company's president and chairman, an employee, a former employee and Corporate Relations Group, a wholly-owned subsidiary, requesting certain documentation in connection with two orders directing private investigations for actions in violation of Sections 5 and 17 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The investigations are continuing, and the Company has been advised that the staff of the regulatory authority intends to recommend a civil enforcement proceeding against CRG. If authorized, the civil enforcement action would seek recovery of proceeds from certain securities sales that occurred during the period from January 1, 1994 through December 31, 1996. As of December 31, 1999, the Company has incurred approximately $914,700 in legal fees on behalf of the former employee relating to this matter, of which $68,700 was expensed during 2000, $246,000 was expenses in 1999 and $600,000 during 1998. Management of the Company believes that it is unlikely that the outcomes of these investigations will have material impacts on the operations or financial condition of the Company.

Stratcomm Media, Ltd.

Consolidated Financial Statements
Years Ending March 31, 1999 and 1998

Contents



        Report of Independent Certified Public Accountants         2

        Financial Statements

            Consolidated balance sheets                        3 - 4
            Consolidated  statements of operations                 5
            Consolidated  statements of  shareholders' equity      6
            Consolidated  statements of cash flows                 7
            Summary of significant accounting policies 8 - 11 Notes to consolidated financial statements 12 - 23

Report of Independent Certified Public Accountants

To the Shareholders
Stratcomm Media, Ltd.


We have audited the consolidated balance sheets of Stratcomm Media, Ltd. as of March 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stratcomm Media, Ltd. at March 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                BDO SEIDMAN, LLP



June 16, 1999
Orlando, FL

                                              Stratcomm Media, Ltd.
                                           Consolidated Balance Sheets

March 31,                                                                               1999                 1998
--------------------------------------------------------------------------------------------------------------------

Assets

Current:
  Cash                                                                         $     546,434        $     750,676
  Certificates of Deposit (Note 5)                                                   450,000                    -
  Trade receivables                                                                1,199,810            1,063,902
  Marketable securities (Note 3)                                                   2,234,330            3,678,481
  Options to purchase marketable securities                                           41,000              600,450
  Income tax refund receivable                                                        30,669               56,678
  Deferred income taxes (Note 10)                                                    259,384                    -
  Prepaid expenses and other                                                         133,992              337,492
--------------------------------------------------------------------------------------------------------------------

         Total current assets                                                      4,895,619            6,487,679

Property, plant and equipment, net (Note 4 and 6)                                  1,802,854            1,219,334
Loan costs                                                                           144,000                    -
Other                                                                                 50,809                6,375
--------------------------------------------------------------------------------------------------------------------

                                                                               $   6,893,282        $   7,713,388
--------------------------------------------------------------------------------------------------------------------

        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                Stratcomm Media, Ltd.
                            Consolidated Balance Sheets
                            (Expressed in U.S. Dollars)


March 31,                                                                              1999                  1998
--------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Notes payable (Note 5)                                                    $       620,000                     -
  Accounts payable                                                                1,030,901       $       551,753
  Accrued liabilities                                                               291,572             1,085,343
  Income taxes payable (Note 10)                                                  1,047,311               884,768
  Deferred income taxes (Note 10)                                                         -               542,346
  Deferred revenue - marketing agreements                                         1,820,159             2,283,343
  Current portion of long-term debt (Note 6)                                         84,035                38,594
  Current obligations under capital leases (Note 8)                                  79,391                     -
  Customer deposit                                                                        -               625,000
--------------------------------------------------------------------------------------------------------------------

         Total current liabilities                                                4,973,369             6,011,147

Long-term debt:
  Long-term debt, less current portion (Note 6)                                   1,520,977               482,825
  Long-term obligations under capital leases (Note 8)                                64,137                     -
  Private placement liability (Note 9)                                                    -               220,710
--------------------------------------------------------------------------------------------------------------------

         Total liabilities                                                        6,558,483             6,714,682
--------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 7 and 9)                                             -                     -

Shareholders' Equity (Notes 7 and 12):

  Common shares, no par value, shares authorized 50,000,000                       8,069,216             7,619,657
  Additional paid-in capital                                                      1,072,588               877,930
  Accumulated deficit                                                            (7,990,326)           (7,978,510)
  Accumulated other companies comprehensive income (loss)                          (502,814)              793,494
--------------------------------------------------------------------------------------------------------------------

                                                                                    648,664             1,312,571
Treasury shares, 666,581 shares, at cost                                           (313,865)             (313,865)
--------------------------------------------------------------------------------------------------------------------

         Total shareholders' equity                                                 334,799               998,706
--------------------------------------------------------------------------------------------------------------------

                                                                            $     6,893,282       $     7,713,388
--------------------------------------------------------------------------------------------------------------------

        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                         Stratcomm Media, Ltd.

                 Consolidated Statements of Operations

Year ended March 31,                                                                   1999                  1998
--------------------------------------------------------------------------------------------------------------------

Revenue:
  Revenue and sales                                                         $    14,731,729       $    17,669,022
--------------------------------------------------------------------------------------------------------------------
                                                                                 14,731,729            17,669,022
Cost of revenue                                                                   5,471,397             7,146,669
--------------------------------------------------------------------------------------------------------------------

         Gross profit                                                             9,260,322            10,522,353

Selling, general and administrative expenses                                      6,074,839             7,559,637
--------------------------------------------------------------------------------------------------------------------

         Income from operations                                                   3,185,493             2,962,716

Other income (expenses):
  Gain (loss) on sale of marketable securities-net                               (2,435,738)            2,678,327
  Writedown of marketavle securities and options                                   (484,950)           (2,613,564)
  Interest expense                                                                 (266,325)              (54,545)
  Other income - net                                                                130,400               139,606
--------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                          128,880             3,112,540
--------------------------------------------------------------------------------------------------------------------

Income taxes (Note 10)                                                             (140,696)           (1,209,827)
--------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                           $       (11,816)      $     1,902,713
--------------------------------------------------------------------------------------------------------------------

Basic and diluted net income (loss) per common share                        $           .00       $           .28
--------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding                                        7,797,116             6,852,792
--------------------------------------------------------------------------------------------------------------------

        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                              Stratcomm Media, Ltd.

                 Consolidated Statements of Shareholders' Equity


                                                                                          Unrecorded
                                    Common Stock                       Treasury Stock     Gain
                                ---------------------  Additional   -------------------- (Loss) on                             Total
                                Number                   Paid-in    Number                Marketable  Accumulated   Shareholders'
                                of            Amount     Capital    of            Amount  Securities     Deficit        Equity
                                Shares                              Shares
---------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1997         7,952,200 $ 7,619,657 $  877,930    1,200,081  $ (433,960)$(9,881,223)  $2,795,416   $  977,820

Net income                              -          -          -            -           -    1,902,713           -     1,902,713

Other comprehensive income-net
  unrealized holding losses
  arising during the period
  ($531,425 net of tax of
  $199,976)                             -          -          -            -           -           -      (311,449)    (311,449)

Less reclassification adjustment
  for net gain (losses) included
  in net income (loss)($2,678,327
  net of tax of $1,007,854)             -          -          -            -           -           -     (1,670,473)  (1,670,473)

Total comprehensive income              -          -          -            -           -           -             -     3,904,635

Issuance of treasury stock              -          -          -      (533,500)     120,095         -             -       120,095
---------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1998         7,952,200   7,619,657    877,930     666,581     (313,865)  (7,978,510)     793,494      998,706

Net loss                               -           -          -           -            -       (11,816)          -       (11,816)

Other comprehensive income-net
  unrealized holding losses
  arising during the period
  ($4,514,152) net of tax of
  $1,698,674)                          -           -          -           -            -            -    (2,815,478)  (2,815,478)

Plus reclassification adjustment:
  net losses included in net
  income (loss) ($2,435,735 net
  of tax of $916,568)                  -           -          -           -            -            -     1,519,170    1,519,170

Total comprehensive income                                                                                            (1,308,124)

Issuance of common stock to
  satisfy accrued expenses
  and interest                    995,834      404,559         -           -           -            -           -       404,559

Issuance of common stock
  for compensation                 30,000       45,000         -           -           -            -           -            -

Issuance of convertible
  debentures at a discount             -            -     140,000          -           -            -           -       140,000

Common stock warrants
  issued for services                  -            -      54,658          -           -            -           -        54,658

Change in unrealized gain
  (loss) on marketable securities      -            -           -          -           -    (1,296,308)         -    (1,296,308)

---------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999         8,978,034 $ 8,069,216 $ 1,072,588    666,581   $ (313,865) $(7,990,326)  $(502,814)  $  334,799
---------------------------------------------------------------------------------------------------------------------------------

                   See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                  Stratcomm Media, Ltd.

                          Consolidated Statements of Cash Flows

Year ended March 31,                                                                     1999                1998
-------------------------------------------------------------------------------
Cash flows from operating activities:

  Net income (loss)                                                              $    (11,816 )      $   1,902,713

  Adjustments to reconcile net income (loss) to net cash used for operating activities:

    Depreciation                                                                      126,861              87,217
    Marketable securities and options received as revenue                         (10,179,541)        (10,315,659)
    (Gain) loss on sales of marketable securities, net                              2,435,738          (2,678,327)
    Writedown of marketable securities and options                                    484,950           2,613,564
    Marketable securities issued as compensation                                    2,162,187                   -
    Services rendered for reduction of private placement liability                   (220,710)                  -
    Stock issued for interest expense                                                 180,441                   -
    Stock issued for compensation                                                      45,000                   -
    Common stock warrants issued for services                                          54,658                   -
    Loss on sales of capital assets                                                         -                 471
    Deferred income taxes                                                             (19,624)           (621,494)
    Changes in assets and liabilities, net of effect of acquisition:
        Trade receivables                                                            (135,908)           (768,571)
        Receivable - other                                                                  -             486,997
        Income tax refund receivable                                                   26,009             141,783
        Prepaid expenses and other                                                    206,300             (82,889)
        Accounts payable                                                              479,148             333,872
        Accrued liabilities                                                           (97,831)            797,266
        Income taxes payable                                                          162,543             884,768
        Deferred revenue - marketing agreements                                      (463,184)           (790,694)
        Customer deposit                                                             (625,000)                  -
--------------------------------------------------------------------------------------------------------------------

Net cash used for operating activities                                             (5,389,779)        (8,008,983)
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

  Increase in certificates of deposits                                               (450,000)                  -
  Purchases of marketable securities                                                 (326,073)         (2,216,579)
  Proceeds from sales of marketable securities                                      4,876,104          11,346,418
  Cash used for business acquisition                                                  (60,000)                 -
  Purchases of property, plant and equipment                                          (69,358)         (1,093,394)
  Increase in other assets                                                            (44,434)              1,125
--------------------------------------------------------------------------------------------------------------------

Net cash provided by investing activities                                           3,926,239           8,037,570
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

  Repayment of due to related parties                                                       -            (200,000)
  Proceeds from notes payable                                                         620,000                   -
  Proceeds from long-term debt                                                      1,450,000             521,419
  Payment on long-term debt                                                          (622,667)                 -
  Increase in certificates of deposits                                               (450,000)                 -
  Issuance of treasury stock                                                                -              34,500
  Payment of obligations under capital leases                                         (44,035)                 -
--------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           1,259,298             355,919
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                      (204,242)           384,506
--------------------------------------------------------------------------------------------------------------------
Cash, beginning of period                                                             750,676             366,170
--------------------------------------------------------------------------------------------------------------------
Cash, end of period                                                              $    546,434        $    750,676
--------------------------------------------------------------------------------------------------------------------

        See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                       Stratcomm Media, Ltd.
           Summary of Significant Accounting Policies





Principles of                      The consolidated  financial  statements
Consolidation                      include the accounts of Stratcomm Media,
                                   Ltd. and its  wholly-owned U.S. subsidiaries,
                                   Stratcomm  Media U.S.A.,  Inc.; Corporate
                                   Relations  Group,  Inc.;   Applied  List
                                   Management,   Inc.;  Arrow Marketing,   Inc.;
                                   Gulf/Atlantic   Publishing,   Inc.;
                                   Altamonte   Printing, Incorporated;  and
                                   Corporate  Holdings,  Inc.,  collectively
                                   referred to as the Company.  All  material
                                   intercompany   accounts  and  transactions
                                   have  been eliminated.

Property, Plant and                Plant  and  Equipment  Property,   plant  and
Equipment                          equipment are stated at cost. Depreciation is
                                   computed over the  estimated  useful lives of
                                   the  assets by the  straight-line  method for
                                   accounting   purposes  and  the   accelerated
                                   method for tax purposes.

Revenue                            Revenue is  recognized  as services  are
Recognition                        rendered or when the terms of marketing
                                   agreements are fulfilled by amendment,
                                   acceleration or otherwise.  Revenue from
                                   the sale of  subscriptions  is  recognized as
                                   the  related   subscriptions  are  fulfilled.
                                   Deferred   revenue    represents    marketing
                                   contracts which are primarily for a period of one year and subscriptions paid for that have not been fully completed or earned by the Company.

                                   Certain of the Company's marketing services are paid for by receipt of registered, nonrestricted common shares of its clients. In addition, the Company receives restricted stock and options to acquire additional common shares of these clients. Shares and options are recorded at fair market value at the date of the contract.

                       Stratcomm Media, Ltd.
           Summary of Significant Accounting Policies



Marketable                         Marketable  equity  securities  are reflected
Securities                         as  available-for-sale securities  and are
                                   stated at fair market value at each balance sheet date, with unrealized holding gains and and losses, net of related income tax effect, are excluded from earnings and are reported as a charge to other comprehensive income.
                                   The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses.

                                   Included in marketable securities are restricted shares which are subject to one-year holding periods, which expire at various dates through December 1999 and are therefore considered as marketable securities.

                                   In addition to the marketable securities, the Company holds options to purchase additional marketable securities which are recorded at amounts which reflects their market value based on the exercise prices.

Loan Costs                         Costs Costs  incurred in connection  with the
                                   issuance  of  the  Subordinated   Convertible
                                   Debentures (see Note 5) are deferred and will be amortized on the straight line basis over the life of the debentures beginning in April
                                   1999.

Income Taxes                       The  Company  accounts  for income  taxes on
                                   the  liability  method.  Under this
                                   method,  deferred tax assets and liabilities
                                   are determined based on differences
                                   between   financial   reporting  and  tax
                                   bases  of  assets  and   liabilities.
                                   Measurement of deferred income tax is based on enacted tax rates and laws that will be in effect when the differences are expected to reverse, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

Net Income per                     Net income per  common  share is  computed
Common Share                       using the  weighted average number of shares
                                   outstanding during each period.  Potential
                                   common shares for 1999 have
                                   not been included since their effect would be
                                   antidilutive.  Potential  common shares as of
                                   March 31, 1999 include  warrants  exercisable
                                   for  500,000   shares  and   602,409   shares
                                   underlying the convertible debt. There are no
                                   dilutive  instruments  as of March 31,  1998,
                                   therefore,  basic and  diluted net income per
                                   share are equal.
9

                       Stratcomm Media, Ltd.
           Summary of Significant Accounting Policies


                                   Operating Segments

                                   In June 1997, the Fiancial Accounting
                                   Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related
                                   Information: ("FAS 131").  FAS 131
                                   establishes standards for the way that public companies reprot information statements. It also requires the disclosure of certain information regarding services provided, geographic areas of operation and major customers. See Note 12 for a further decription of these segments and certain business information.

Use of  Estimates                  The  preparation  of financial
                                   statements  in  conformity   with   generally
                                   accepted   accounting   principles   requires
                                   management to make estimates and  assumptions
                                   that  affect the  reported  amounts of assets
                                   and  liabilities at the date of the financial
                                   statements   and  the  reported   amounts  of
                                   revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of                      Statement of Financial  Accounting  Standards
Financial Instruments              No. 107,  "Disclosures  about Fair
                                   Value of Financial  Instruments,"  requires
                                   disclosure of fair value information
                                   about  financial   instruments.   Fair  value
                                   estimates  discussed  herein  are based  upon
                                   certain  market   assumptions  and  pertinent
                                   information available to management as of March 31, 1999.

                                   The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, certificates of deposit, trade receivables, marketable securities, options to purchase marketable securities, accounts payable, accrued liabilities and notes payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair values of the Company's long-term debt are estimated based upon the quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities. The carrying value of the Company's long-term debt approximates their fair market value.

                       Stratcomm Media, Ltd.
           Summary of Significant Accounting Policies


Recent Accounting                  In June 1998,  the  Financial  Accounting
Pronouncements                     Standards  Board issued  Statement of
                                   Financing Accounting Standards No. 133,
                                   "Accounting for Derivative  Instruments
                                   and Hedging  Activities" ("FAS 133"). FAS 133
                                   requires    companies   to   recognize    all
                                   derivative  contracts  as  either  assets  or
                                   liabilities  in  the  balance  sheet  and  to
                                   measure  them  at  fair  value.   If  certain
                                   conditions  are  met,  a  derivative  may  be
                                   specifically   designated  as  a  hedge,  the
                                   objective  of which is to match the timing of
                                   gain  or  loss  recognition  on  the  hedging
                                   derivative  with the  recognition  of (i) the
                                   changes in the fair value of the hedged asset
                                   or  liability  that are  attributable  to the
                                   hedged  risk or (ii) the  earnings  effect of
                                   the  hedged  forecasted  transaction.  For  a
                                   derivative   not   designed   as  a   hedging
                                   instrument, the gain or loss is recognized in
                                   income in the  period of  change.  FAS 133 is
                                   effective  for all fiscal  quarters or fiscal
                                   years    beginning    after   June  15, 2000.
                                   Historically, the company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.
                                   Accordingly, the Company does not expect adoption of the new standard to affect its consolidated financial statements.

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements



1.      Organization               Stratcomm  Media,  Ltd. was  incorporated in
                                   the Province of British Columbia in
                                   February 1984 under the name Contender
                                   Resources Ltd. The Company changed its name to Strategic Communications, Ltd. in August 1986 and again changed its name to Stratcomm Media, Ltd. in July 1991.
                                   The Company provides corporate marketing, investor relations, list rental, list management and marketing consulting services through its wholly-owned subsidiaries.



2.      Acquisition                On July 1,  1998, the Company  acquired all
                                   of the  outstanding  common stock of
                                   Altamonte Printing Incorporated for $60,000 cash and a mortgage note payable of $299,000. The acquisition has been accounted for using the purchase method of accounting, and the results of the acquired businesses have been included in the consolidated financial statements since the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on fair market values at the date of acquisition as follows:

                                  ---------------------------------------------

                                  Inventory                       $       2,800
                                  Property, plant and equipment   $     453,461
                                  Notes payable                   $     (97,261)
                                  ---------------------------------------------

                                   Proforma consolidated results of operations are not presented since the acquisition was not significant.

3.     Marketable Securities       Marketable securities consist of the
                                   following:

                                                  March 31, 1999
                                    --------------------------------------------
                                                        Unrealized      Fair
                                                           Gains       Market
                                        Cost Basis       (Losses)       Value
                                    --------------------------------------------
                                    $  3,040,508     $  (806,178)    $ 2,234,330
                                    --------------------------------------------
                                                  March 31, 1998
                                    --------------------------------------------
                                    $  2,406,245     $ 1,272,236     $ 3,678,481
                                    --------------------------------------------
12

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements




4.      Property, Plant and        Property, plant and equipment are summarized
        Equipment                  as follows:


                                  March 31                      Useful Lives            1999           1998
                                  --------------------------------------------------------------------------------

                                  Land                                               $   281,087    $   220,000
                                  Building and leasehold
                                    improvements                     5 - 40 years      1,101,659        833,659
                                  Machinery and equipment                 5 years        580,828        211,075
                                  Furniture and fixtures                  5 years        138,343        126,802
                                  --------------------------------------------------------------------------------

                                                                                       2,101,917      1,391,536
                                  Less accumulated depreciation                          299,063        172,202
                                  --------------------------------------------------------------------------------

                                                                                     $ 1,802,854    $ 1,219,334
                                  --------------------------------------------------------------------------------

5.      Notes Payable             Notes payable consist of the following:

                                  March 31,                                                  1999          1998
                                  ---------------------------------------------------------------------------------

                                  Note  payable  to bank,  monthly  payments  of
                                    interest  only at  prime  (8% at  March  31,
                                    1999), due on demand and  collateralized  by
                                    certificates of deposit of $450,000.               $    450,000  $         -




                                  Four notes payable to shareholders,  principal
                                    plus  interest  at 10% due  beginning  April
                                    1999.  The  notes  are  unsecured  and  were
                                    repaid during April and May 1999.                       170,000            -
                                  ---------------------------------------------------------------------------------
                                                                                       $    620,000  $         -
                                  ---------------------------------------------------------------------------------



                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements



6.      Long-Term Debt           Long-term debt consists of the following:

                                March 31,                                                   1999          1998
                                 ----------------------------------------------------------------------------------

                                 Mortgage note payable to bank, monthly payments
                                   of $6,118 including interest at 7.75% through
                                   February 1, 2009, at which time any remaining
                                   unpaid   principal   and   interest  is  due;
                                   collateralized  by real  property.  Upon  the
                                   fourth and seventh  anniversary  dates of the
                                   loan,  the interest  rate will be adjusted to
                                   the bank's then prime lending rate.               $    646,012    $        -

                                 Mortgage  note   payable  to  former  owner  of
                                   Altamonte Printing Incorporated due in annual
                                   principal  payments of $60,000 plus  interest
                                   at 6% beginning  July 1, 1999 through July 1,
                                   2003 at which time remaining unpaid principal
                                   plus interest is due;  collateralized by real
                                   and personal property.                            $    299,000             -

                                 14% subordinated convertible debentures, net of
                                     discount (see below).                           $    660,000    $        -

                                 $550,000 note  payable,  interest at 9%, repaid
                                   during  1999 and was  collateralized  by real
                                   property.                                                    -       521,419
                                 ----------------------------------------------------------------------------------

                                                                                        1,605,012       521,419
                                 Less current portion                                      84,035        38,594
                                 ----------------------------------------------------------------------------------
                                                                                     $ 1,520,977     $  482,825
                                 ----------------------------------------------------------------------------------

14

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements



                                  The aggregate amount of the maturities of long-term debt maturing in future years is as follows:

                                  ----------------------------------------------

                                  2000                             $      84,035
                                  2001                                    85,965
                                  2002                                   748,051
                                  2003                                    90,304
                                  2004                                    91,737
                                  Thereafter                             504,920
                                  ----------------------------------------------
                                                                   $   1,605,012

                                   14% Subordinated Convertible Debentures

                                   During March of 1999, the Company issued $800,000 of subordinated convertible debentures. Interest at 14% is payable quarterly beginning June 22, 1999 until March 22, 2002, at which time all remaining unpaid principal plus interest is due. Effective September, 2000, the holder can elect to convert the debentures into common stock at a conversion price of $1.00 per share. If after the 18-month period, should the share price be equal to or greater than $1.25 per share for twenty consecutive trading days, the Company has the right to require conversion of the debentures at the average share price during the said twenty-day period. Accordingly, $140,000 of deferred interest has been recorded as a discount for the difference between the conversion price of the debentures and the fair market value of the Company's common stock at the time of issuance. The deferred interest will be amortized into interest expense over 18 months, the period of time from when the debentures were issued to when they can first be converted. The debentures are subordinated to mortgage notes payable and the note payable to bank (Note 4).

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements


7. Related Party                   Due to Related Parties
Transactions

                                   During 1997, the Company borrowed 503,500 common shares from a shareholder who is also president and chairman of the Company. As of March 31, 1997, the Company had recorded the obligation to return these shares to the shareholder at $85,595, the exchange and estimated fair value of the transaction. During 1998, the Company reissued and delivered 503,500 common shares to the shareholder.

                                   As of March 31, 1997, an employee of the Company and a corporation controlled by that employee had loaned the Company $200,000. The loans were repaid during 1998.

                                   Other

                                   During the years ended March 31, 1999 and 1998, the Company rented customer lists at costs of $148,310 and $122,670 respectively, from the president and chairman of the Company. These transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties) which approximates the arm's length equivalent value for these transactions.

                                   As of March 31, 1997, $56,688 was owed to directors and included in accounts payable. The balance was paid during 1998.

8. Obligations Under               The Company  leases  equipment  under lease
   Capital Leases                  agreements  which are classified as capital
                                   leases.  The following is a schedule,
                                   by year, of future minimum lease payments
                                   under capital leases,  together with
                                   the  present   value  of  the  minimum  lease
                                   payments as of March 31, 1999.
16

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements

                                  Year ended March 31,
                                  ---------------------------------------------
                                  2000                            $      98,990
                                  2001                                   61,820
                                  2002                                    8,068
                                  ----------------------------------------------
                                  Total minimum lease payments    $     168,878
                                  Less amount representing
                                       interest                         (25,350)
                                  ----------------------------------------------
                                  Present value of future
                                    minimum lease payments        $     143,528
                                  ----------------------------------------------



9.      Commitments                Private Placement Liability
        and
        Contingencies              During 1996, the Company  received
                                   approximately $220,710 in connection with a subscription for 288,462 shares of the Company's common shares. Under the terms of the share subscription agreement, the Company, after the expiration of a 12-month holding period, guaranteed that such shares would be resold at not less than $.76 per share or $220,710 in aggregate.
                                   Fifty percent (50%) of any excess proceeds are to be paid to the Company. During 1999 the Company reached an agreement to provide certain marketing services in exchange for settlement of the liability.

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements


                                  Leases

                                  The Company leases certain equipment under long-term operating leases. Future minimum rental payments required under operating leases are as follows:

                                  March 31,
                                  ---------------------------------------------
                                  2000                             $    122,600
                                  2001                                  104,800
                                  2002                                  101,800
                                  2003                                  103,700
                                  2004                                   15,900
                                  Thereafter                              2,400

                                  ----------------------------------------------
                                  Total net minimum lease payments $    451,200
                                  ----------------------------------------------

                                   Rental expense was approximately $140,000 and $198,000 for the years ended March 31, 1999 and 1998, respectively.

                                   Litigation

                                   A regulatory authority has subpoenaed the Company's president and chairman, an employee, a former employee and Corporate Relations Group, a wholly-owned subsidiary, requesting certain documentation in connection with two orders directing private investigations for actions in violation of Sections 5 and 17 of the Securities Act of 1933 and Section 10(b) of the Securities
                                   Exchange Act of 1934 and Rule 10b-5 thereunder. The investigations are continuing, and the Company has been advised that the staff of the regulatory authority intends to recommend a civil enforcement proceeding against CRG. If authorized, the civil enforcement action would seek recovery of proceeds from certain securities sales that occurred during the period from January 1, 1994 through December 31, 1996. As of March 31, 1998, the Company has incurred approximately $846,000 in legal fees on

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements


                                   behalf of the former employee relating to this matter, of which $246,000 was expensed during 1999 and $600,000 during 1998.
                                   Management of the Company believes that it is unlikely that the outcomes of these investigations will have material impacts on the operations or financial condition of the Company.

                                   CRG was also named in a lawsuit by an individual who claims he is owed an undetermined amount for services performed for CRG. Management intends to vigorously defend itself against this lawsuit.

                                   The Company is a party to various other legal and administrative proceedings and claims of various types, the outcome of which is not determinable. While any litigation contains an element of uncertainty, management, based upon the opinion of legal counsel, believes that the outcome of the proceedings, if any, will not have a material adverse effect on the Company.

10.      Income Taxes            The Company has no current or deferred Canadian
                                 income taxes for the years 1999 and 1998.

                                 The components of income taxes are as follows:

                                 Year ended March 31,     1999          1998
                                 -----------------------------------------------

                                 Current:
                                   Federal          $     153,639  $  1,597,926
                                   State                   26,009       243,322
                                 -----------------------------------------------
                                                          179,648     1,841,248
                                 Deferred

                                   Federal                (35,194)     (570,511)
                                   State                   (3,758)      (60,910)
                                 -----------------------------------------------
                                                          (38,952)     (631,421)
                                 -----------------------------------------------
                                                    $     140,696  $  1,209,827
                                 -----------------------------------------------

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements


                                  The following summary reconciles differences from taxes at the federal, state and provincial statutory rates to the effective rates:

                                  Year ended March 31,    1999           1998
                                  ----------------------------------------------

                                  Federal, state and
                                    provincial income
                                    taxes at statutory
                                    rates                37.63%         37.63%
                                  Nondeductible
                                    expenses             71.57%          1.24%
                                  ----------------------------------------------
                                  Effective tax rate     109.2%         38.87%
                                  ----------------------------------------------


                                   Unused  net  operating  losses  for  Canadian
                                   income tax purposes, expiring in various amounts from 2000 through 2003, of approximately $660,000 are available at March 31, 1999 for carryforward against future years' taxable income. Unused capital losses for Canadian income tax purposes of approximately $3,300,000 are available at March 31, 1999 for carry forward against future years' taxable income.

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements



                                The components of deferred income tax assets and liabilities consist of the following:

                                 March 31,                                                   1999           1998
                                 -----------------------------------------------------------------------------------
                                 Deferred income tax assets:
                                    Canadian net operating loss and capital
                                    loss carryforwards                              $   1,490,148 $    1,490,148
                                   Unrealized losses on marketable securities             303,364              -
                                   Stock issued for services                                    -         26,068
                                   Writedown of marketable securities                     109,430        218,672
                                   Depreciation                                            20,106         17,893
                                   Other                                                        -         19,328
                                 -----------------------------------------------------------------------------------

                                 Gross deferred income tax assets                       1,923,048      1,772,109
                                 Valuation allowance                                   (1,490,148 )   (1,490,148 )
                                 -----------------------------------------------------------------------------------

                                 Total deferred income tax assets                         432,900        281,961
                                 -----------------------------------------------------------------------------------

                                 Deferred income tax liabilities:
                                   Unrealized gains on marketable securities                    -       (478,742 )
                                   Stock and stock options received                      (173,516 )     (345,565 )
                                 -----------------------------------------------------------------------------------

                                 Total deferred income tax liabilities                   (173,516 )     (824,307 )
                                 -----------------------------------------------------------------------------------

                                 Net deferred income tax asset (liability)          $     259,384 $     (542,346 )
                                 -----------------------------------------------------------------------------------

                                   The Company's valuation allowance did not change for the years ended March 31, 1999 and 1998, respectively. The Company has recorded a valuation allowance to state its deferred tax assets at estimated net realizable value due to the uncertainty related to realization of these assets through future taxable income.

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements

11. Supplemental Cash   Certain supplemental disclosure of cash flow information
    Flow Information    and noncash investing and financing activities is as
                        follows:

Year ended March 31,                                                                         1999            1998
--------------------------------------------------------------------------------------------------------------------
Cash paid for interest during the year                                              $      85,885  $       54,545
--------------------------------------------------------------------------------------------------------------------
Stock issued to satisfy accrued expenses                                            $     224,118  $            -
Marketable securities issued to satisfy accrued expenses                                  471,822               -
Issuance of treasury stock to satisfy amount due to related parties                             -          85,595
Capital lease obligations incurred in connection with the acquisition                     187,563               -
of equipment
Debt discount on convertible debt                                                         140,000               -
Decrease in unrealized gain on marketable securities net of $782,106 of deferred
  taxes                                                                                 1,296,308               -
Increase in unrealized gain on marketable securities net of $1,207,830 of
  deferred taxes                                                                                -       2,001,922
--------------------------------------------------------------------------------------------------------------------


12.     Common                     During the year ended  March 31,  1999, the
        Stock Warrants             Company issued common stock warrants to
                                   purchase  500,000  shares of common  stock at
                                   an  exercise  price of $.18 per share as
                                   payment  for  professional  services.  The
                                   warrants  were  valued  at $54,658 in
                                   accordance  with the provisions of Statement
                                   of Financial  Accounting Standard  No.  123
                                   "Accounting  for  Stock-Based  Compensation."
                                   The  warrants expire November 2005.

                                 Stratcomm Media, Ltd.
                       Notes to Consolidated Financial Statements

13. Segment         The Company's operations are classified into two
    Information     reportable business segments,  marketing and printing, based upon similariries in product items, customers, marketing and management of the businesses. The marketing segment provides
                    marketing,   investor   relations,   list  rental  and  list
                    management services. The printing segment provides various types of printing services.

                    The reporting segments follow the same accounting as policies used for the Company's consolidated financial statements and described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit of loss from operations before income taxes. Intersegment sales are recorded based on prevailing market prices.

                    The table below shows certain financial information by business segment for 1999. The year in which the printing operations were acquired. Prior to that date the Company operated as one segment.

                                                                Elimination of
Segment Reporting              Marketing        Printing         Intersegment         Consolidated
March 31, 1999                 Operations      Operations            Sales                Total
---------------------------------------------------------------------------------------------------
Revenues                     $14,629,060       $297,653           $(194,984)         $14,731,729
Interest expense                 259,866          6,459                                  266,325
Depreciation                     117,552          9,309                                  126,861
Segment income(loss)              57,032        (45,216)                                 (11,816)
Segment assets                 6,291,582        601,700                                6,893,282
Expenditures for segment
  assets                     $   126,236       $584,150                              $   710,382
---------------------------------------------------------------------------------------------------

                                      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


ITEM 3

1         A.  Articles of Incorporation of the Registrant     (26 pages)
2         B.  Bylaws of the Registrant

ITEM 4

ITEM 5

ITEM 9

ITEM 10

1.       C.  Employment Agreement with Roberto Veitia, Presidentand CEO(7 pages)
2.       D.  Stock Subscription Agreement with Andre Dumont  (13 pages)
3.       E.  Stock Subscription Agreement with TechTacTic  (13 pages)
4.       F.  Stock Subscription Agreement with Asuno, Inc.  (4 pages)
5.       G.  Stock Subscription Agreement with Concorde Bank, LTD  (13 pages)
6.       H.  Stock Subscription Agreement with Aren Foundation  (13 pages)
7.       I.   Contract with Banta Publications Group  (4 pages)
8.       J.   Contract with BankVest Capital Group  (2 pages)
9.       K.  Contract with Great America Leasing Corporation  (4 pages)
10.      L.   Lease Agreement with National Leasing (7 pages)
11.      M.  Lease Agreement with Credential Leasing (5 pages)
12.      N.   Contract with Orix Credit Alliance, Inc.  (5 pages)
13.      O.   Contract with Catalyst Financial Corporation  (15 pages)
14.      P.   Consulting Agreement with TransGlobal Financial  (11 pages)
15.      Q.   Standard Gulf Atlantic Publishing, Inc. Client Contract (21 pages)
16.      R.  Standard Rainbow Communications, Inc. Client Contract  (23 pages)
17.      S.  Lease Agreement with Parkway Associates  (59 pages)
18.      T.  Mortgage Agreement with 1st National Bank of Central Florida
             (123 pages)
19.      U.  Line of Credit Agreement with BankFIRST  (8 pages)
20.      V.  Line of Credit Agreement with BankFIRST  (7 pages)
21.      W.  Promissory Note with Robert Lewis, Jr. (3 pages)
22.      X.  Securities and Exchange Commission Civil Action (72 pages)